

April 15, 2013

<u>Via E-mail</u>
Mr. Andrew C. Stephens
Managing Member
LaunchEquity Partners, LLC
4230 N. Oakland Avenue #317
Shorewood, Wisconsin 53211-2042

> **Re:** **MakeMusic, Inc.**
> **Amendment No. 3 to Schedule TO-T/13E-3**
> **Filed on April 10, 2013 by LaunchEquity Acquisition Partners, LLC**
> **Designated Series Education Partners; LEAP Acquisition Corporation; and**
> **LaunchEquity Partners, LLC**
> **File No. 005-50055**

Dear Mr. Stephens:

We have reviewed your filing and have the following comments.

<u>General</u>

1. We note the response provided in reply to prior comment 1. We believe the following actions, either individually or collectively, constituted a material change to the disclosures appearing in Item 4 to the Schedule 13D filed on March 3, 2006, as well as the Schedule 13D/A filed on January 30, 2007, thereby requiring an amendment to be promptly filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934 and corresponding Rule 13d-2(a):

    - Discussions regarding the purchase of other investors' interests in the issuer in February 2012;
    - Submission to the issuer of a proposal to opt-out of the control share acquisition statute, and to exempt LaunchEquity from the issuer's anti-takeover plan in mid-June 2012; and
    - Entry into a confidentiality and standstill agreement with the issuer on October 26, 2012.

    We also note that each of these actions could be viewed as having been undertaken in furtherance of the proposal submitted to the issuer by LaunchEquity on December 2, 2012. Finally, we note that LaunchEquity did not amend its Schedule 13D to disclose any of the foregoing information, all of which could be defined as being material within the meaning of Exchange Act Rule 12b-2. While we will not undertake any further examination of this issue at this time, we reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Jonathan H. Deblinger, Esq.
        Olshan Frome Wolosky LLP